

23000805

N

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC *SEC Mail Processing MAR 0 7 2023 Washington, DC*

SEC FILE NUMBER

8-49474

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Verity Investments, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 S. Mangum Street, Suite 550

(No. and Street)

Durham   **NC**   **27701**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy L Simonson   **(919) 354-3061**   asimonson@verityinvest.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP

(Name – if individual, state last, first, and middle name)

3605 Glenwood Ave., Suite 350   **Raliegh**   **NC**   **27612**

(Address)   (City)   (State)   (Zip Code)

9/1/2009   **3675**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Amy L. Simonson**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Verity Investments, Inc.**, as of **December 31**, **2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of **NC** County of **Durham**

Subscribed and sworn before me on **02-24-2023** (Date)

_____
(Notary Signature)

Notary Public

Signature: _____

Title: **Financial Operations Principal**

CRISTINA LARA
NOTARY PUBLIC
Wake County
NORTH CAROLINA
MY COMMISSION EXPIRES 08 30, 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2022
AND DECEMBER 31, 2021

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
TABLE OF CONTENTS

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") as of December 31, 2022 and 2021, the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Board of Directors
Page 2

Auditors' Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2016.

Raleigh, North Carolina
February 24, 2023

2

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2022 and DECEMBER 31, 2021

	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 132,685	$ 154,317
Receivables	56,099	52,646
Prepaid expenses	21,036	26,301
Due from affiliate	325	4,026
Total assets	$ 210,145	$ 237,290
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 6,379	$ 11,470
Accrued expenses	9,750	11,600
Commissions payable	47,343	50,444
Income taxes payable	8,760	11,685
Total liabilities	72,232	85,199
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized;		
100 shares issued and oustanding	35,000	35,000
Retained earnings	102,913	117,091
	137,913	152,091
Total liabilities and stockholder's equity	$ 210,145	$ 237,290

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

	2022	2021
Revenues:		
Brokerage commissions	$ 266,866	$ 194,322
12b-1 distribution fees	408,682	383,805
Municipal income	7,813	5,436
Other income	17,662	27
Total revenues	701,023	583,590
Expenses:		
Commission expense	577,239	430,636
Interest expense	44	6
Management fee	62,400	53,553
Professional fees	28,998	13,250
Dues and subscriptions	21,574	18,927
Outside services	794	3,773
Insurance	2,526	437
Licenses expense	21,248	18,679
Miscellaneous expense	1,855	1,323
Total expenses	716,678	540,584
Income (loss) before income taxes	(15,655)	43,006
Less: current provision for income taxes	(1,477)	11,250
Net income (loss)	$ (14,178)	$ 31,756

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

	Common Stock	Retained Earnings	Total
Balances at January 1, 2021	$ 35,000	$ 85,335	$ 120,335
Net income for 2021	-	31,756	31,756
Balances at December 31, 2021	$ 35,000	$ 117,091	$ 152,091
Net income (loss) for 2022	-	(14,178)	(14,178)
Balances at December 31, 2022	$ 35,000	$ 102,913	$ 137,913

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

	2022	2021
Cash flows from operating activities:		
Net income (loss)	$ (14,178)	$ 31,756
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Cash flows from changes in:		
Receivables	(3,453)	(8,850)
Prepaid expenses	5,265	(17,511)
Due from affiliate	3,701	(4,026)
Accounts payable	(5,091)	11,470
Accrued expenses	(1,850)	2,000
Commissions payable	(3,101)	12,622
Income taxes payable	(2,925)	10,710
Net cash provided by (used in) operating activities	(21,632)	38,171
Net increase (decrease) in cash and cash equivalents	(21,632)	38,171
Cash and cash equivalents, beginning of year	154,317	116,146
Cash and cash equivalents, end of year	$ 132,685	$ 154,317
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 1,307	$ 540
Interest expense	$ 44	$ 6

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of SEC rule 15c3-3 under Section (k)(1) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company"). Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred. Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commission and fees are recorded when earned.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the Company filed a separate income tax return, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if any, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current provision for income taxes for December 31, 2022 was $8,760 including both federal and state income tax expenses.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes*. Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2022 and December 31, 2021.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2022 and December 31, 2021. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the years ended December 31, 2022 and December 31, 2021.

Impact of COVID-19
In March 2021, the World Health Organization declared the global novel coronavirus disease 2019 (COVID-19) outbreak a pandemic. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not current possible to ascertain the overall impact of COVID-19 on the Company's operations, financial condition and cash flows.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2022, and December 31, 2021.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent Company of the Company, and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statements of income and are recorded as amounts due to parent on the statements of financial condition.

Total management fees for the year ended December 31, 2022 and December 31, 2021 were $62,400 and $53,553, respectively. At December 31, 2022, $325 was owed from Verity Financial Group Inc., and $0 was owed from Verity Asset Management, Inc.

The allocation of the fees paid were as follows:

	2022	2021
To Verity Financial Group, Inc.	$ 7,200	$ 3,600
To Verity Asset Management, Inc.	55,200	49,953
	$ 62,400	$ 53,553

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NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2022 and December 31, 2021, the Company had excess net capital of $71,678 and $81,360, respectively. The Company's required minimum net capital is $25,000. At December 31, 2022 and December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was .75 to 1 and .80 to 1, respectively.

NOTE 5 – REVENUE RECOGNITION

New Accounting Guidance Implementation
On January 1, 2019, the Company adopted ASU 2014-09 *"Revenue from Contracts with Customers."* This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method for analysis of its contracts with customers detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and service fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Transaction Based Commission Revenue – The Company buys and sells securities on behalf of its customers. Each time the customer enters into a buy transaction, the Company receives a commission. In instances where a contingent deferred sales charge may be imposed, the Company may also receive a contingent deferred commission, in some instances, when a customer enters into a sell transaction. Commissions are recognized on the trade date of the transaction. The Company believes that the performance obligation is satisfied at a point in time because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Service Fee Income – The Company offers registered investment products to customers and receives service trail compensation paid by the investment company, commonly referred to as 12(b)1 service fees. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Service fees are set as a flat fee against total assets held by a customer and may vary across different investment products. Service fees may be paid monthly or quarterly in arrears, and the timing of payments can vary across different investment companies. Service fee revenue is recognized as of the last day of the period covering the service fee calculation.

NOTE 5 – REVENUE RECOGNITION (CONTINUED)

Disaggregated revenue from contracts with customers

The following table presents revenue by major source:

Revenue from sale of investment company shares	$	81,819
12(b)1 service and distribution fees		408,682
Other		210,460
Total disaggregated revenue from contracts with customers	$	700,961
Interest income		62
Total revenue	$	701,023

NOTE 6 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 24, 2023, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
YEAR ENDED DECEMBER 31, 2022

<u>Computation of net capital:</u>

Total ownership equity from statement of financial condition	$	137,913
Deductions and/or changes:		
Non-allowable assets:		
Due from affiliate		325
Receivables from non-customers		3,817
Portion of broker-dealer receivables greater than commission payable		11,894
CRD deposits		4,163
Prepaid expenses		21,036
		41,235
Net capital		96,678

<u>Computation of basic net capital requirement:</u>

Minimum net capital required:			
Calculation (6-2/3% of aggregate indebtedness)	$	4,811	
Company requirement	$	25,000	
Net capital requirement (greater of the above)			25,000
Excess net capital		$	71,678
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$	66,678

<u>Computation of aggregate indebtedness:</u>

Total liabilities from statement of financial condition	$	72,232
Percentage of aggregate indebtedness to net capital		74.71%

<u>Net Capital Reconciliation:</u>

Net Capital as per the FOCUS Report-Part IIA	$	96,678

There are no material differences from the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2022.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
SUPPLEMENTAL SCHEDULE OF COMPUTATION AND RECONCILIATION
OF AMENDED NET CAPITAL PURSUANT TO RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(1) of the Rule.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

The Company claimed exemption from Rule 15c3-3 under paragraph (k)(2)(i) in 2021 and during a portion of 2022. A "Special Account for the Exclusive Benefit of Customers" was maintained during 2021 and through September 9, 2022. The "Special Account for Exclusive Benefit of Customers" was closed on September 9, 2022 and the Company no longer claims this exemption.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (1) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2023

14



VERITY
Investments, Inc.

Independent Thinking.
Meaningful Results.

Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2022:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (1).

2. The Company met the identified exemption provisions in 17 F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

<u>Verity Investments, Inc.</u>
I, Amy L. Simonson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Vice President, Finance & Operations, FINOP, Treasurer
February 24, 2023

Member FINRA, SIPC

280 South Mangum Street
550 Diamond View II
Durham, NC 27701

(919) 490.6717
(800) 247.6717
(919) 489.8939 fax

► www.verityinvest.com

15

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Verity Investments, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Verity Investments, Inc. (the "Company"), a wholly-owned subsidiary of Verity Financial Group, Inc., is responsible for the Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

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4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2023

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
SUPPLEMENTAL SCHEDULE OF
SIPC ASSESSMENTS AND PAYMENTS

GENERAL ASSESSMENTS FOR 2022

	2022
General Assessments	$ 14.00
Less Payment Applied, SIPC-6 Filing dated 11/11/2022	$ (5.00)
Less Payment Applied, SIPC-7 Filing dated 2/12/2022	$ (9.00)
Balance Due as of February 24, 2023	$ -